SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

THERAPEUTICSMD, INC.
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

88338N 10 7
(CUSIP Number)

BRIAN BERNICK
6800 Broken Sound Parkway NW
Third Floor
Boca Raton, FL  33487

(516) 961-1900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 26, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88338N 10 7	Page 2 of 8

1.		Name of Reporting Persons Brian Bernick
2.	Check the Appropriate Box if a Member of a Group	(a) ☑ (b) ☐
3.		SEC Use Only
4.		Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,304,049
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 9,304,049
	10.	Shared Dispositive Power -0-
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 9,304,049
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares *
13.		Percent of Class Represented by Amount of Row (11) 7%
14.		Type of Reporting Person IN

CUSIP No. 88338N 10 7	Page 3 of 8

1.		Name of Reporting Persons B.F. Investment Enterprises, Ltd.
2.	Check the Appropriate Box if a Member of a Group	(a) ☑ (b) ☐
3.		SEC Use Only
4.		Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,304,049
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 9,304,049
	10.	Shared Dispositive Power -0-
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 9,304,049
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares *
13.		Percent of Class Represented by Amount of Row (11) 7%
14.		Type of Reporting Person PN

CUSIP No. 88338N 10 7	Page 4 of 8

This Amendment No. 1 amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 3, 2013 (the “Schedule 13D”). Except as amended and supplemented hereby, the Schedule 13D remains in full force and effect.

Item 1.               Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The class of equity security to which this statement on Schedule 13D relates is the common stock, $0.001 par value per share (“Common Stock”) of TherapeuticsMD, Inc., a Nevada corporation (the "Issuer").  The address of the principal executive offices of the Issuer is 6800 Broken Sound Parkway NW, Third Floor, Boca Raton, Florida 33487.

Item 2.               Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment No. 1 to Schedule 13D is being filed by B.F. Investment Enterprises, Ltd., a Florida limited partnership (“B.F. Investment”). B.F. Investment’s principal office is located at 6800 Broken Sound Parkway NW, Third Floor, Boca Raton, Florida 33487 and its principal business is investments. B.F. Management, a Florida limited liability company (“B.F. Management”) is the general partner of B.F. Investment. B.F. Management’s principal business is investments and its principal office is c/o 6800 Broken Sound Parkway NW, Third Floor, Boca Raton, Florida 33487. Brian Bernick, M.D. (“Dr. Bernick”) is the Managing member of B.F. Management. As a result of the foregoing, Dr. Bernick may be deemed to be the beneficial owner of the Issuer Common Stock owned by B.F. Investment.

This Amendment No. 1 to Schedule 13D is also being filed by Dr. Bernick, an individual. Dr. Bernick is a Chief Medical Officer and director of the Issuer. Dr. Bernick’s business address is c/o 6800 Broken Sound Parkway NW, Third Floor, Boca Raton, Florida 33487.  Dr. Bernick is a U.S. citizen.

B.F. Investment and Dr. Bernick entered into a Joint Filing Agreement dated as of August 28, 2013, a copy of which is attached as an exhibit to the Schedule 13D, pursuant to which B.F. Investment and Dr. Bernick have agreed to jointly file the Schedule 13D, including any and all amendments thereto.

During the last five years, neither B.F. Investment nor Dr. Bernick has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither B.F. Investment nor Dr. Bernick has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.                Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

B.F. Investment received an aggregate of (i) 9,119,767 shares of Common Stock, (ii) an option to purchase 1,472,910 shares of Common Stock, and (iii) a warrant to purchase 61,372 shares of Common Stock, all in exchange for its membership units of vitaMedMD, LLC, a Delaware limited liability company (“VitaMed”), pursuant to an Agreement and Plan of Merger, dated as of July 18, 2011, by and among the Issuer, VitaMed, and VitaMed Acquisition, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Issuer (the “Merger Agreement”). The Merger Agreement was filed with the SEC on July 21, 2011 on a Current Report on Form 8-K. The transactions contemplated by the Merger Agreement closed on October 4, 2011.

CUSIP No. 88338N 10 7	Page 5 of 8

Item 4.                Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

B.F. Investment initially acquired the shares of Issuer’s Common Stock in exchange for its membership units of VitaMed.

Subject to ongoing evaluation, neither B.F. Investment nor Dr. Bernick currently has any plans which relate to or would result in:

(a)           the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the issuer;

(f)           Any other material change in the Issuer's business or corporate structure;

(g)           Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange;

(i)           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)           Any action similar to any of those enumerated above.

Item 5.                Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)           As of the date of this filing, B.F. Investment in the aggregate beneficially owns 9,304,049 shares of Common Stock, of which (i) 7,519,767 shares are owned by B.F. Investment, (ii) 1,722,910 shares that B.F. Investment has the right to acquire within 60 days upon exercise of vested shares under options, and (iii) 61,372 shares that B.F. Investment has the right to acquire within 60 days upon exercise of vested shares under a warrant. In the aggregate, B.F. Investment beneficially owns 7% of the Issuer’s Common Stock, based on 132,996,988 shares of Common Stock that would be outstanding if the vested options and warrant were exercised. By reason of Dr. Bernick controlling the investment decisions of B.F. Investment, Dr. Bernick may be deemed to beneficially own 9,304,049, which represent 7% of the outstanding of the Issuer’s Common Stock, based on 132,996,988 shares of Common Stock that would be outstanding if the vested options and warrant were exercised.

CUSIP No. 88338N 10 7	Page 6 of 8

(b)           As of the date of this filing, B.F. Investment has sole power to vote or direct the vote and to dispose or to direct the disposition of 9,304,049 shares of Common Stock. Dr. Bernick has sole power to vote or direct the vote and to dispose or to direct the disposition of 9,304,049 shares of Common Stock.

(c)           On August 26, 2013, pursuant to the terms of a Stock Purchase Agreement, B.F. Investment sold 1,600,000 shares of Common Stock for a purchase price of $1.55 per share. The sale resulted in a reduction of 1.2% of the aggregate number of shares beneficially owned directly by B.F. Investment and, indirectly, by Dr. Bernick.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Reference is made to the transactions stated in Item 3 and Item 5 above.

Item 7.                Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit No.	Date of Document	Description of Document
10.0	07/18/11	Agreement and Plan of Merger by and among AMHN, Inc., VitaMedMD, LLC and VitaMed Acquisition, LLC(1)
10.1	08/26/13	Stock Purchase Agreement*
99.1	08/26/13	Joint Filing Agreement*
____________________
* Filed herewith.
(1) Filed as an exhibit to the Company's Current Report on Form 8-K filed with the Commission on July 21, 2011, which report and exhibit is incorporated herein by reference.

CUSIP No. 88338N 10 7	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2013	B.F. Investment Enterprises, Ltd.

	By:	B.F. Management, LLC
	Its:	General Partner

	By:	/s/ Brian Bernick
	Name:	Brian Bernick
	Title:	Member

	By:	Brian Bernick
	Name:	Brian Bernick